

Mail Stop 4631

April 25, 2018

Via email
Mr. James D. Frias
Chief Financial Officer, Treasurer and Executive Vice President
Nucor Corporation
1915 Rexford Road
Charlotte, NC 28211

> **Re:** **Nucor Corporation**
> **Form 10-K**
> **Filed February 28, 2018**
> **File No. 1-4119**

Dear Mr. Frias:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Exhibit 13

Management's Discussion and Analysis, page 24

Gross Margins, page 28

1. We note your remarks here and in the transcript to the fourth quarter earnings call related to the performance at Nucor Steel Louisiana during the year and your review to address these problems. Given the negative impact such performance had on your results of operations, as well as the operational challenges encountered by this facility in prior periods, please quantify the impact the results of Nucor Steel Louisiana had on segment gross margins and marketing, administrative and other expenses in the periods presented. Also explain the reasons for the five-week unplanned outage during the first quarter of 2017 and whether those reasons related to the outages in the third and fourth quarters.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction